# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BATTALION OIL CORP, CIK 0001282648
CUSIP: 07134L107
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 01/26/2026
Amends the filing with accession number 0001493152-26-003470
Filed by CIK 0002076786
Persons authorized to receive notices and communications: Aharon Diveroli, Diveroli Investment Group LLC, 848 Brickell Ave., Suite PH5, Miami, Florida (FL), 33131, 305-202-0630

## Reporting persons
- Diveroli Investment Group LLC (CIK 0002076786): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Based on 16,456,563 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Kingbird Ventures LLC (CIK 0002076783): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Based on 16,456,563 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: BATTALION OIL CORP
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: Diveroli Investment Group LLC and Kingbird Ventures LLC (the "Reporting Persons"),
Residence or business address: The Reporting Persons have a business address of 848 Brickell Ave., Suite PH5, Miami, FL, 33131
Present principal occupation or employment: Reported shares are held in the name of Kingbird Ventures LLC, and Diveroli Investment Group LLC is its authorized representative.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Diveroli Investment Group LLC is a Delaware limited liability company. Kingbird Ventures LLC is a Wyoming limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have utilized certain investment funds in their possession as the consideration for the acquisition of 887,455 shares of Common Stock, $0.0001 par value per share, which constitutes a beneficial ownership percentage of 5.39% as of the date January 23, 2026. The shares were acquired in open market purchases from July 1, 2025 to January 21, 2026 for an aggregate consideration of $1,047,196.90 at an average price per share of Common stock, inclusive of brokerage fees, of $1.18.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has disposed of all of the Issuer's securities previously reported. The Reporting Person no longer has any plans or proposals relating to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0.00 shares of Class A Common Stock, $0.01 par value per share, which constitutes a beneficial ownership percentage of 0.00% as of the date of this SCHEDULE 13D/A. Based on 16,456,563 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 0.00 shares of Class A Common Stock, $0.01 par value per share.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EXHIBIT 99.1 JOINT FILING AGREEMENT

## Signatures
- Diveroli Investment Group LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (01/27/2026)
- Kingbird Ventures LLC: /s/ Aharon Diveroli, Aharon Diveroli/Chief Investment Officer (01/27/2026)